# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roivant Sciences Ltd., CIK 0001635088
CUSIP: G76279101
Title of class of securities: Common shares, par value $0.0000000341740141 per share
Address of issuer's principal executive offices: 50 Broadway, 7th Floor, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001290162

## Reporting persons
- QVT Financial LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 29,381,635; shared voting power 0; sole dispositive power 29,381,635; shared dispositive power 0; aggregate amount beneficially owned 29,381,635 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Roivant Sciences Ltd.
Address of issuer's principal executive offices: 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom

## Item 2. Person Filing
Name of person filing: QVT Financial LP
Address of principal business office or, if none, residence: 888 Seventh Avenue, 43rd Floor, New York, NY 10106
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 29,381,635
Percent of class: 4.30
Sole power to vote or to direct the vote: 29,381,635
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,381,635
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- QVT Financial LP: /s/ Meg Eisner, Authorized Signatory (08/14/2025)